Exhibit 16.1

Tel: 704-887-42376 Fax: 704-887-4290 www.bdo.com	1001 Morehead Square Drive Suite 300 Charlotte, NC 28203

September 18, 2012

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 18, 2012, to be filed by our former client, Hampshire Group, Limited.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.